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                           [BEAR STEARNS LETTERHEAD]

December 22, 1997

Suburban Ostomy Supply Co., Inc.
75 October Hill Road
Holliston, MA 01746

Dear Sirs:

We understand that Suburban Ostomy Supply Co., Inc. ("Suburban") has received an offer from Invacare Corporation ("Invacare") to acquire all of the outstanding shares of the common stock of Suburban (the "Shares"). As more fully described in the Agreement and Plan of Merger (the "Merger Agreement") among Suburban, Invacare and a wholly-owned subsidiary of Invacare ("Subsidiary"), Subsidiary
(i) would promptly commence a tender offer (the "Tender Offer") to purchase all Shares for $11.75 per share in cash (the "Consideration") and (ii) as promptly after the completion of the Tender Offer as practicable, would merge with Suburban (the "Merger") and each outstanding Share not previously tendered and accepted for payment pursuant to the Tender Offer would be converted into the right to receive $11.75 in cash (the Tender Offer and the Merger are collectively referred to herein as the "Transaction"). You have provided us with the Offer to Purchase and the Form 14D-9 in substantially the form to be sent to shareholders of Suburban (collectively, the "Tender Offer Documents").

You have asked us to render our opinion as to whether the Consideration to be received in the Transaction is fair, from a financial point of view, to the shareholders of Suburban.

In the course of our analyses for rendering this opinion, we have:

     1. reviewed the Merger Agreement and Tender Offer Documents;

     2. reviewed Suburban's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended August 31, 1996 and August 30, 1997;

     3. reviewed certain operating and financial information, including projections, provided to us by the management of Suburban relating to Suburban's business and prospects;

     4. met with certain members of Suburban's senior management to discuss its operations, historical financial statements and future prospects;

     5. reviewed the historical prices and trading volume of the common shares of Suburban;

     6. reviewed publicly available financial data and stock market performance date of companies which we deemed generally comparable to Suburban;

     7. reviewed the terms of recent acquisitions of companies which we deemed generally comparable to Suburban; and

     8. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



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In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us by Suburban. With respect to Suburban's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Suburban as to its expected future performance. We have not assumed any responsibility for independent verification of any such information or of the projections provided to us and we have further relied upon the assurances of the senior management of Suburban that it is unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Suburban. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

We have acted as financial advisor to Suburban in connection with the Transaction and will receive a fee for such services, payment of a significant portion of which is contingent upon the consummation of the Transaction. As part of our engagement, we assisted Suburban in identifying and contacting various knowledgeable and qualified buyers which were given the opportunity to make a thorough evaluation of Suburban in preparation for the submission of a proposal to acquire Suburban. As a result of these efforts, Suburban received various indications of interest regarding possible business transactions involving Suburban, which we have assessed and reviewed with the senior management and the Board of Directors of Suburban.

It is understood that this letter is intended for the benefit and use of the Board of Directors of Suburban and does not constitute a recommendation to the Board of Directors of Suburban as to how to vote in connection with the Merger or to any holder of Shares as to whether to tender such Shares in connection with the Tender Offer. This opinion does not address Suburban's underlying business decision to pursue the Merger. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted to or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Form 14D-9 to be distributed to the holders of Shares in connection with the Tender Offer.

In the ordinary course of our business as a full-service securities firm, we may actively trade the equity and/or debt securities of Suburban and Invacare for our own account or for the accounts of customers, and, accordingly, may at any time hold a long or short position in such securities. As of the date of this opinion, we held for our own account approximately 113,000 Shares.

Based on the foregoing, it is our opinion that the Consideration to be received in the Transaction is fair, from a financial point of view, to the shareholders of Suburban.

                                        Very truly yours,

                                        BEAR, STEARNS & CO. INC.



                                        By: /s/ David H. Glaser
                                           -----------------------
                                            Managing Director


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